

August 24, 2010

Mr. Jonathan A. Kennedy
Chief Financial Officer
Intersil Corporation
1001 Murphy Ranch Road, Suite 1
Milpitas, California 95035

> RE: **Intersil Corporation**
> **Form 10-K for the fiscal year ended January 1, 2010**
> **Filed March 2, 2010**
> **File No. 000-29617**

Dear Mr. Kennedy:

We have reviewed your response letter dated August 10, 2010 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

April 2, 2010 Form 10-Q

Item 1. Financial Statements, page 3

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

Note 16 – Subsequent Events, page 18

1. Referring to our prior comment 4, we recognize your response indicating the Techwell. Inc. acquisition was a significant acquisition for Intersil Corporation and that it requires the filing of audited historical financial statements for Techwell and pro forma financial

statements. You say that you intend to file this financial information in a Form 8-K/A. Since this financial information was required to have been filed not later than 71 calendar days after the date that the initial report on Form 8-K was required to be filed, please tell us when you expect to file this information. See Item 9.01 of Form 8-K.

July 2, 2010 Form 10-Q

Item 4. Controls and Procedures, page 28

2.   We note your response to prior comment 1. We also note your disclosure on page 28 of your report for the quarter ended July 2, 2010 indicating that your officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please tell us, and revise your future filings to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." See Exchange Act Rule 13a-15(e).

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief

cc (via fax):   Tom Tokos, Esq. – General Counsel